





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, STE 200
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. McKenna 202-481-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, STE 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John J. McKenna _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 19 day of December , 2017

Megan Alexander, Notary Public, D.C.
My commission expires May 31, 2018.



Signature

President and Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2017

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2017</u>

<u>TABLE OF CONTENTS</u>

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hamilton Clark Sustainable Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2017, the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Clark Sustainable Capital, Inc.'s management. Our responsibility is to express an opinion on Hamilton Clark Sustainable Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Clark Sustainable Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Hamilton Clark Sustainable Capital, Inc.'s financial statements. The supplemental information is the responsibility of Hamilton Clark Sustainable Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Hamilton Clark Sustainable Capital, Inc.'s auditor since 2016.
White Plains, New York
February 22, 2018

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Current Assets		
Cash	$	49,681
Accounts receivable		17,042
Prepaid expenses		5,407
Deposits		568
Property and equipment, net of accumulated depreciation of $3,103		1,657
Total Assets		**74,355**

Liabilities and Member's Equity
Current liabilities:

Accounts payable and accrued expenses		9,706
Total current liabilities		9,706
Stockholder's Equity:		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		339,039
Retained deficit		(274,391)
Total stockholder's equity		64,649
Total Liabilities & Member's Equity	$	74,355

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2017

Revenues:		
Consulting and advisory fees, net	$	319,500
Other income		43,300
Total Revenues		362,800
Costs & Expenses:		
Employee compensation		111,411
Occupancy, operating and overhead costs		252,773
Total Costs & Expenses		364,184
Income from continuing operations before income taxes		(1,384)
Income taxes		(676)
Net Loss	$	(2,060)

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2017

	Shares	*Amount*	Total
Balance at December 31, 2016	100	66,709	66,709
			-
			-
Net Loss December 31, 2017		(2,060)	(2,060)
Balance at December 31, 2017	100	64,649	64,649

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

Cash flows from operating activities:	
Net Loss	$ (2,060)
Adjustments required to reconcile net income	
to cash used in operating activities:	
(Increase) decrease in operating assets:	
Depreciation	1,154
Accounts receivable	(14,541)
Prepaid expenses	(731)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	5,483
Net cash used in operating activities:	(10,695)
Cash flows from financial activities:	
Deposits	1,372
Net cash provided by investing activities	1,372
Net increase (decrease) in cash	(9,323)
Cash-beginning of period	59,004
Cash-end of period	$ 49,681

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2014, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

Note (2) - Summary of significant Accounting Policies

(A) Revenue Fees Income:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

(B) Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, and disclosures. As of December 31, 2017, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Note (2)   Significant Accounting Policies – cont'd:

The Company recognizes interest and penalties on income taxes in the statement of operations. For the year ended December 31, 2017, the Company had no interest and penalties on income taxes. At December 31, 2017, the Company's tax years 2013 and thereafter remain subject to examination by major tax jurisdictions.

(C) Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

(D) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(E) Concentration of Credit Risk and Major Customers

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2017 and percentage of receivables due from major customers as of December 31, 2017 are as follows:

	Revenues	Receivables
Customer A	34%	0%
Customer B	22%	85%
Customer C	15%	0%
	71%	85%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

Note (2)   Significant Accounting Policies – cont'd:

(F) Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

(G) Property and Equipment

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over an estimated useful life of five years. Gains and losses on disposed assets are reflected in current operations. Depreciation expense totaled $1,154 for the year ended December 31, 2017.

(H) Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred approximately $5,000 in advertising costs for the year ended December 31, 2017 which are included in occupancy, operating and overhead costs on the accompanying statement of operations.

(I) Subsequent Events

The Company has evaluated subsequent events through February 22, 2018, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2017 that warrant additional disclosure.

Note (3)   Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2017 there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note (4) – Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital is .20 to 1 and the net capital of $48,075 exceeds the minimum net capital required of $5,000.

Note (5)   Income Taxes

At December 31, 2017 deferred tax assets have been recognized for the following temporary differences in tax and financial accounting:

Deferred tax on net operating loss carryfoward	$ 6,672
Gross deferred tax asset	6,672
Valuation allowance	(6,672)
Net deferred tax asset	$ -

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2017, the Company has determined that sufficient uncertainty exists about the potential utilization of its deferred tax assets and therefore has recorded a valuation allowance of $6,672. At December 31, 2017, the Company had a federal income net operating loss carryforward of approximately $44,477, which will expire through 2037.

.

Note (6) Commitments

Lease Commitments

During 2017 the Company leased its office space under an operating lease that expired on December 31, 2017. On January 1, 2017 the Company converted to a virtual office agreement and rent expense totaled $7,720 for the year ended December 31, 2017.

Note (7) Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2017 there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE (8) Possession or Control Requirements Under Rule 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Stockholder's Capital	$	64,649
Non-allowable assets:		
Accounts receivable		17,042
Prepaid expenses		5,407
Deposits		568
Property and equipment		1,657
Total non-allowable assets		24,674
Other deductions		(8,100)
Total Deductions		16,574
Net capital before haircuts on proprietary position		48,075
Haircuts		-
Net capital		48,075
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness of $647	$	5,000
Excess net capital	$	43,075
Ratio of aggregate indebtedness to net capital		0.20 to 1
Scheduel of aggregate indebtedness:		
Accounts payable and accrued expenses		9,706
Total aggregate indebtedness	$	9,706

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Hamilton Clark Sustainable Capital, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017

No statement is required as no subordinated liabilities existed during the year.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.



Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stockholder
of Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc.'s Exemption Report, in which (1) Hamilton Clark Sustainable Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamilton Clark Sustainable Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Hamilton Clark Sustainable Capital, Inc. stated that Hamilton Clark Sustainable Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Clark Sustainable Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Clark Sustainable Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 22, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Hamilton Clark Sustainable Capital, Inc.

1701 Pennsylvania Avenue NW, Suite 200 / Washington, DC 20006
202-461-2252

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



John J. McKenna, President and Chief Compliance Officer

January 4, 2018